

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2024

Xiaodong (Sean) Chen
Chief Executive Officer
Blue Hat Interactive Entertainment Technology
7th Floor, Building C, No. 1010 Anling Road Huli District
Xiamen, China 361009

> **Re: Blue Hat Interactive Entertainment Technology**
> **Form 20-F for the Fiscal Year Ended December 31, 2023**
> **Filed April 30, 2024**
> **File No. 001-39001**

Dear Xiaodong (Sean) Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing